Exhibit 1.2
Business segment targets in connection with Deutsche Bank’s Phase 3 target of EUR 8.4 billion pre-tax profits for 2008

2008 Underlying Pre-Tax Profit Target,
Business Segment	in billions of EUR
Corporate Banking & Securities	5.3
Global Transaction Banking	1.0
Asset and Wealth Management	1.3
Private & Business Clients	1.3
Corporate Investments	0.0
Consolidation & Adjustments	(0.5)

2008 Group Pre-Tax Profit Target	8.4